Interim Financial Information

Flex LNG Ltd.

Third Quarter 2026
November 11, 2026

November 11, 2026 - Hamilton, Bermuda
Flex LNG Ltd. ("we", "us", "our", "Flex LNG", or the “Company”) today announced its unaudited financial results for the quarter ended September 30, 2026.

Highlights:
A summary of our financial highlights for the quarter is below:

	Q3 2026	Q2 2026
Vessel operating revenues[1]	$97.4m	$106.8m
Net income	$42.8m	$44.9m
Earnings per share (basic)	$0.79	$0.83

Cash and cash equivalents	$370.8m	$397.4m
Vessels and equipment, net	$2,057.9m	$2,077.1m
Long-term debt	$(1,766.2)m	$(1,793.7)m

Non-GAAP Measures [2]
Time Charter Equivalent rate ("TCE rate")	$78,875	$86,119
Adjusted EBITDA	$72.1m	$79.0m
Adjusted net income	$35.0m	$42.5m
Adjusted earnings per share (basic)	$0.65	$0.79

(1)Vessel operating revenues include $2.2 million income related to EU Allowances ("EUAs") (Q2 2026: $4.1 million). The EUAs are receivable from our charterers under the time charter contracts for voyages subject to the European Union's Emissions Trading System (EU ETS). An equivalent amount has been recorded under Voyage expenses for the relevant period.
(2)TCE rate, Adjusted EBITDA, Adjusted net income and Adjusted earnings per share are non-GAAP measures as defined under SEC Regulation G. A reconciliation to the most directly comparable U.S. GAAP measure is included at the end of this earnings report.

A summary of key events:

•Declared a dividend of $0.75 per share for the third quarter of 2026.
•Achieved vessel operating revenues of $97.4 million and a TCE rate of $78,875.
•Improved terms under the $330 Million Sale and Leaseback for Flex Artemis and Flex Amber, including a lower margin and an extended repayment profile.
•Signed a sale and leaseback agreement with an Asian-based lease provider for the vessel, Flex Enterprise. Under the terms of the agreement, the vessel will be sold for a consideration of $145.5 million, with a bareboat charter back of approximately 6 years. The new financing is expected to be completed in the fourth quarter of 2026, subject to final documentation and customary closing conditions.

1	Flex LNG Ltd. Third Quarter Results 2026

Marius Foss, CEO, commented:
“We are Flexcited to present our strongest third quarter revenues ever. Our fleet sailed in revenues of $97.4 million, or $95.2 million excluding EUAs. Fleet-wide TCE earnings were close to $79,000 per day. Adjusted EBITDA was $72.1 million, while adjusted net income of $35.0 million resulted in adjusted earnings of $0.65 per share. Flex Volunteer and Flex Artemis continued to contribute to the quarterly results with solid rates from their spot charters. Both these vessels are being marketed for long-term charters and will continue trading in the spot and short-term markets until suitable long-term employment is secured.

We expect the spot freight market to remain muted, but potentially volatile throughout the remainder of 2026, mainly due to further expected vessel deliveries and reduced Middle Eastern LNG exports. The reopening of the Strait of Hormuz and normalization of Qatari LNG supply remain key near-term swing factors, together with the potential effects of the El Niño climate pattern and the upcoming ban on Russian LNG imports to the EU from next year. In the longer term, expanding LNG export capacity should increase LNG shipping demand, absorbing surplus tonnage.

Today, we are pleased to announce an amendment to the lease financing for Flex Artemis and Flex Amber, reducing the margin and extending the repayment profile. In addition to this, we have signed an attractive sale and leaseback transaction to refinance Flex Enterprise. This refinancing also addresses one of our 2029 debt maturities. Both transactions contribute to improving our cost of debt, which is part of our continuous focus on optimizing our funding.

We are pleased to declare another dividend of $0.75 per share, equivalent to an aggregate distribution of approximately $41 million. This marks our 21st consecutive ordinary quarterly dividend of $0.75 per share. Including special dividends, we will have returned more than $900 million to shareholders since 2021.

I would like to thank everyone at Flex LNG, both at sea and ashore, for their dedication and hard work, and our valued clients and stakeholders for their continued trust and support. Together, our people drive our success, as demonstrated once again by this record third quarter.”

Quarterly dividends
On November 10, 2026, the Company’s Board of Directors declared a cash distribution for the third quarter 2026 of $0.75 per share. The distribution will be made from the Company’s Contributed Surplus account, which consists of previously paid in share premium transferred from the Company’s Additional Paid In Capital account. The dividend is expected to be paid on or around December 10, 2026. The record date and ex-dividend date on the New York Stock Exchange ("NYSE") are expected to be November 27, 2026.

Any dividends declared will be at the discretion of the Board of Directors and depend upon our financial condition, earnings and other factors. We can give no assurance that dividends will be declared and paid in the future.

2	Flex LNG Ltd. Third Quarter Results 2026

Results for the three months ended September 30, 2026
The Company recorded vessel operating revenues of $97.4 million1 for the third quarter 2026, compared to $106.8 million in the second quarter 2026. The decrease in revenue is primarily due to lower spot market revenues from Flex Volunteer compared to the previous quarter. This was partially offset by an increase in the number of onhire days following the completion of the drydocking of Flex Vigilant, in the second quarter 2026. The TCE rate2 was $78,875 per day for the third quarter 2026, compared to $86,119 per day for the second quarter 2026.

Voyage expenses were $3.0 million in the third quarter 2026, compared to $6.4 million in the second quarter 2026. The decrease was driven by lower bunker and repositioning costs, as well as lower costs for EUAs under the EU ETS. An equivalent reduction in EUA-related revenue was recorded within vessel operating revenues.

Vessel operating expenses were $19.5 million in the third quarter 2026, compared to $19.2 million in the second quarter 2026. Operating expenses ("Opex") per day2 was $16,267 for the third quarter 2026, compared to $16,260 for the second quarter 2026.

The Company recorded a gain on derivatives of $10.2 million in the third quarter 2026, which includes an unrealized gain of $7.7 million and a realized gain of $2.4 million from interest rate swap settlements during the period.

Net income for the third quarter 2026 was $42.8 million, with basic earnings of $0.79 per share, compared with net income of $44.9 million and basic earnings of $0.83 per share for the second quarter 2026. Adjusted net income2 was $35.0 million, with adjusted basic earnings of $0.65 per share2 for the third quarter 2026, compared to $42.5 million for the second quarter 2026 and adjusted basic earnings of $0.79 per share.

As of September 30, 2026, the book value of vessels was $2,057.9 million, compared to $2,077.1 million as of June 30, 2026. The movement primarily reflects depreciation of $20.2 million, partially offset by $1.0 million of capitalized drydocking expenditures.

As of September 30, 2026, total long-term debt was $1,766.2 million, compared to $1,793.7 million as of June 30, 2026, with the decrease attributable to scheduled debt repayments made during the third quarter 2026.

Cash and cash equivalents were $370.8 million, which includes fully drawn revolving tranches under the $270 Million Facility, $290 Million Facility and the Flex Enterprise $150 Million Facility.

Net cash provided by operating activities in the third quarter 2026 was $41.8 million, compared to $76.8 million in the second quarter 2026. This decrease primarily reflects the timing of advance charter hire receipts and the lower spot revenues mentioned above.

Total equity was $704.7 million, compared to $702.5 million as at June 30, 2026. This increase in equity primarily reflects net income of $42.8 million for the period, partially offset by distributions of $40.6 million.
1 $95.2 million excluding EUAs.
2 TCE rate, Adjusted net income, Adjusted basic earnings per share and Opex per day are non-GAAP measures as defined under SEC Regulation G. A reconciliation to the most directly comparable U.S. GAAP measure is included at the end of this earnings report.

3	Flex LNG Ltd. Third Quarter Results 2026

Business Update and Fleet Overview
Flex Artemis and Flex Volunteer operated in the spot market for the majority of the third quarter 2026. Both vessels are being marketed for long-term charters and will continue trading in the spot and short-term markets until suitable long-term employment is secured.

At the date of this report, the firm contract coverage is approximately 92% for the remainder of 2026, and the aggregate firm contract backlog for the fleet is 48 years, which may increase to 75 years if all extension options are exercised by charterers.

We achieved 100% technical uptime, on our vessels in the third quarter 2026, excluding offhire related to drydockings.

The following table sets forth an overview of our fleet as of November 11, 2026:

Vessel Name	Year Built	Shipyard(1)	Cargo Capacity (cbm)	Propulsion(2)	Boil off rate	Charter expiration(3)	Expiration with Charterer options(4)
Flex Endeavour	2018	HO	173,400	MEGI+PRS	0.075%	Q1 2032	Q1 2033
Flex Enterprise	2018	HO	173,400	MEGI+PRS	0.075%	Q2 2029	NA
Flex Ranger	2018	SHI	174,000	MEGI	0.085%	Q1 2027	NA
Flex Rainbow	2018	SHI	174,000	MEGI	0.085%	Q1 2033	NA
Flex Constellation	2019	HO	173,400	MEGI+PRS	0.075%	Q1 2041	Q1 2043
Flex Courageous	2019	HO	173,400	MEGI+PRS	0.075%	Q1 2032	Q1 2039
Flex Aurora	2020	HSHI	174,000	X-DF	0.085%	Q1 2028	Q1 2034
Flex Amber	2020	HSHI	174,000	X-DF	0.085%	Q2 2029	NA
Flex Artemis	2020	HO	173,400	MEGI+FRS	0.035%	NA	NA
Flex Resolute	2020	HO	173,400	MEGI+FRS	0.035%	Q1 2032	Q1 2039
Flex Freedom	2021	HO	173,400	MEGI+FRS	0.035%	Q1 2027	Q1 2029
Flex Volunteer	2021	HSHI	174,000	X-DF	0.085%	Q1 2027	NA
Flex Vigilant	2021	HSHI	174,000	X-DF	0.085%	Q2 2031	Q2 2033

(1) As used in this report, "HO" means Hanwha Ocean Co., Ltd. (formerly Daewoo Shipbuilding & Marine Engineering Co. Ltd.), "SHI" means Samsung Heavy Industries, and "HSHI" means Hyundai Samho Heavy Industries Co. Ltd. Each shipyard is located in South Korea.
(2) "MEGI" refers to M-type Electronically Controlled Gas Injection propulsion systems and "X-DF" refers to Generation X Dual Fuel propulsion systems. "FRS" and "PRS" refer to Full Re-liquefaction Systems and Partial Re-liquefaction Systems, respectively.
(3) The expiration of our charters is considered the firm period known to the Company as of November 11, 2026, however, these are generally subject to re-delivery windows ranging from 15 to 45 days before or after the expiration date.
(4) Where charterers have extension option(s) to be declared on a charter; the expiration provided assumes all extension options have been declared by the charterer for illustrative purposes.

4	Flex LNG Ltd. Third Quarter Results 2026

LNG Market Update
The third quarter of 2026 saw a sharp reversal in LNG freight rates, despite rising gas prices and continued geopolitical uncertainty. Modern two-stroke vessels earned approximately $100,000 per day in the Atlantic in early July, supported by limited prompt availability and charterers retaining vessels for trading flexibility. Conditions weakened in August as European gas prices outpaced Asian prices, reducing the incentive to ship Atlantic cargoes to Asia. The resulting decline in sailing distances coincided with increasing vessel availability. Shipbrokers reported Atlantic and Pacific rates bottoming out at approximately $10,000-$20,000 per day in early September. Current spot rates for modern tonnage are quoted by shipbrokers at approximately $30,000-$50,000 per day.

The term market softened at the shorter end of the curve. Shipbrokers reported that one-year rates declined from the high $70,000s per day at the start of the quarter to the low $50,000s by quarter-end, while longer-term rates were more resilient. Five-year rates remained around $70,000–$75,000 per day. With many charterers having secured winter cover early, demand for additional short-term employment weakened. Interest in index-linked charters increased as charterers sought flexibility amid uncertain spot rates and tonnage expected to become available in 2027.

The LNG carrier orderbook today stands at approximately 290 vessels, equivalent to around 35% of the existing fleet. Newbuilding activity slowed during the third quarter following stronger ordering in the first half of the year. Around 75 vessels were delivered during the first ten months of the year, with a further 25 deliveries expected before year-end, followed by 93 deliveries in 2027 and 74 deliveries in 2028. Newbuilding prices softened somewhat, with Korean yards quoting approximately $240-245 million for a single vessel. Vessel retirements remained limited, with seven reported demolition sales during the first nine months of the year.

For the first ten months, global LNG exports are estimated at approximately 342 million tonnes, down around 2% year-on-year, with U.S. exports rising by 20% to approximately 105 million tonnes. The strong U.S. growth was supported by increased volumes from Australia and Russia, but also Canada and Nigeria. Beginning in 2027, additional U.S. export volumes from Golden Pass, Rio Grande, Port Arthur Phase 1 and Venture Global CP2 Phase 1 are expected to enter the market.

Qatari exports declined by nearly 44 million tonnes year-on-year, more than offsetting the growth elsewhere. The disruption to Qatari exports remains a key constraint on supply. Although LNG carrier transits through the Strait of Hormuz increased during the quarter, activity remained well below pre-conflict levels and many vessels transited without transmitting their positions.

On the demand side, Egypt continued to rely on LNG to offset lower domestic production and disrupted pipeline supply. Egypt is now one of the largest importers of U.S. LNG. European demand decreased by 7% to 95 million tonnes during the first ten months of the year. European gas storage stood at approximately 73% as of the date of this report, approximately 10 percentage points below the previous year and around 15 percentage points below the five-year average. Regional differences are substantial, with Germany at around 59% and Italy at 89%. Gas prices

5	Flex LNG Ltd. Third Quarter Results 2026

at the Dutch Title Transfer Facility (“TTF”) increased significantly during the quarter on the back of the shortfall in Qatari volumes and competition for cargoes with Asian buyers.

In Asia, high gas prices constrained demand from several major importers. Chinese imports declined by 6% to 51 million tonnes during the first ten months, while Japanese and South Korean imports fell by 7% and 1%, respectively. India, Thailand and Taiwan increased imports by 7%, 27% and 1%, respectively, representing an aggregate increase of approximately 4 million tonnes, partly offsetting the reduced demand.

Significant investment in new liquefaction capacity continued during the quarter. LNG Canada reached a Final Investment Decision for its Phase 2 expansion at the end of the quarter, adding 14 million tonnes per annum to projects sanctioned earlier in 2026, including Commonwealth LNG and the first Delfin FLNG vessel. These projects support longer-term LNG supply growth, although newly sanctioned capacity will not materially improve the near-term supply balance.

Finance update
In October 2026, we amended the terms of the $330 Million Sale and Leaseback for Flex Artemis and Flex Amber. The amended terms include a reduction in the margin from 215 basis points to 140 basis points, an extended repayment profile with lower periodic installments and higher purchase option amounts at the end of the lease.

In November 2026, we signed a $145.5 million sale and leaseback agreement with an Asian-based lease provider for the vessel, Flex Enterprise. Under the terms of the agreement, the vessel will be sold for a consideration of $145.5 million, with a bareboat charter back of approximately 6 years. The lease is repaid on an age-adjusted repayment profile3 of approximately 21 years. The Company has the option to terminate the lease and repurchase the vessel at a fixed price after approximately 6 years. The bareboat lease is comprised of a fixed interest element and a floating interest element based on Term SOFR, plus a margin. The Company will repay the full amount outstanding under the Flex Enterprise $150 Million Facility. The new financing is expected to be completed in the fourth quarter of 2026, subject to final documentation and customary closing conditions. As a result of this re-financing, the Company is expected to generate net cash proceeds of approximately $34 million after repayment of the amount outstanding under the Flex Enterprise $150 Million Facility.

To mitigate risks associated with fluctuations in interest rates, the Company has entered into interest rate swap transactions, whereby floating interest rates have been swapped for fixed interest rates. As of September 30, 2026, the Company has fixed interest rates on an aggregate notional principal amount of $775.0 million. The interest rate swaps have a fixed rate of interest based on the Secured Overnight Financing Rate ("SOFR"), with a weighted average fixed interest rate of 2.46% and a weighted average duration of 2.0 years.

3 The age-adjusted repayment profile is a metric that is used to calculate the repayment period of our loans and leases to zero, in years and adjusted for the age of the financed vessel. The metric is used to compare repayment profiles between facilities on vessels of different ages.

6	Flex LNG Ltd. Third Quarter Results 2026

Third Quarter 2026 Results Presentation
Flex LNG will release its financial results for the third quarter 2026 on Wednesday, November 11, 2026.

In connection with the earnings release, we will host a video webcast at 3:00 p.m. CET (9:00 a.m. EST). In order to attend the webcast, use the following link:
https://events.webcast.no/flexlng/IqCHF6PFRyOkoOhpdu6c/1Bf0f2SceWucSbtWSDjO

A Q&A session will be held after the conference/webcast. Information on how to submit questions will be given at the beginning of the session.

The presentation material which will be used in the conference/webcast can be downloaded on www.flexlng.com and replay details will also be available at this website. None of the information contained on the Company's website is incorporated into or forms part of this report.

7	Flex LNG Ltd. Third Quarter Results 2026

Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, that are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. Words such as "believe," "expect," "forecast," "anticipate," "aim," "commit," "estimate," "intend," "plan," "possible," "potential," "pending," "target," "project," "likely," "may," "will," "would," "should," "could" and similar expressions are intended to identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, on further assumptions, including without limitation, management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although management believes that these assumptions were reasonable when made, they are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond the Company’s control, and accordingly there can be no assurance that the Company will achieve or accomplish these expectations, beliefs or projections. As such, these forward-looking statements are not guarantees of the Company’s future performance, and actual results and future developments may differ materially from those projected in the forward-looking statements. The Company undertakes no obligation, and specifically disclaims any obligation, except as required by applicable law or regulation, to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. New factors emerge from time to time, and it is not possible for the Company to predict all of these factors or to assess the impact of each such factor, or combination of factors, on its business or results of operations. Further, the Company cannot assess the effect of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include: unforeseen liabilities, future capital expenditures, the strength of world economies and currencies, inflationary pressures and central bank policies intended to combat overall inflation and rising interest rates and foreign exchange rates, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the LNG tanker market, the Company’s business strategy and expected and unexpected capital spending and operating expenses, including drydocking, surveys, repairs, upgrades, insurance costs and bunker costs, the fuel efficiency of the Company’s vessels, the market for the Company’s vessels, availability of financing and refinancing, ability to comply with covenants in such financing arrangements, failure of counterparties to fully perform their contracts with the Company, changes in governmental rules and regulations or actions taken by regulatory authorities, including those

8	Flex LNG Ltd. Third Quarter Results 2026

that may limit the commercially useful lives of LNG tankers, customers' increasing emphasis on environmental and safety concerns, potential liability from pending or future litigation, global and regional economic and political conditions and developments, armed conflicts, including developments involving Russia and Ukraine, Israel, Iran and regional actors in the Middle East, actual or threatened attacks on commercial shipping and disruptions affecting strategic waterways and major maritime trade routes, including the Red Sea and Gulf of Aden, threats to close or disrupt strategic waterways such as the Strait of Hormuz, trade wars, tariffs, embargoes and strikes, the impact of restrictions on trade, including tariffs, port fees, sanctions, import restrictions and other protectionist measures, the cost and effects of cybersecurity incidents, privacy breaches, data security incidents, software failures or other technology-related disruptions, arising from the misuse, misapplication or failure of artificial intelligence in the Company’s operations, business disruptions, including supply chain disruption and congestion, including port congestion, due to natural or other disasters or otherwise, potential physical disruption of shipping routes due to accidents, climate-related incidents, public health threats or political events, vessel breakdowns and instances of offhire, and other factors, including those that may be described from time to time in the reports and other documents that the Company files with or furnishes to the U.S. Securities and Exchange Commission (“Other Reports”). For a more complete discussion of certain of these and other risks and uncertainties associated with the Company, please refer to the Other Reports.

Board of Directors of Flex LNG Ltd.
November 11, 2026

Ola Lorentzon
Chairman of the Board of Directors

Steen Jakobsen
Director

Nikolai Grigoriev
Director

Susan Sakmar
Director

Mikkel Storm Weum
Director

9	Flex LNG Ltd. Third Quarter Results 2026

Unaudited Interim Financial Information Condensed Consolidated Interim Statements of Operations
(figures in thousands of $, except per share data)
	Three months ended			Nine months ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2026	2026	2025	2026	2025
Vessel operating revenues	97,381	106,799	85,680	284,637	260,100
Voyage expenses	(3,047)	(6,394)	(3,654)	(15,227)	(8,610)
Vessel operating expenses	(19,455)	(19,236)	(18,756)	(57,356)	(55,044)
Administrative expenses	(2,487)	(1,904)	(1,825)	(6,944)	(6,279)
Depreciation	(20,167)	(19,797)	(19,439)	(59,218)	(56,980)
Operating income	52,225	59,468	42,006	145,892	133,187
Interest income	689	665	975	2,134	3,107
Interest expense	(20,018)	(19,594)	(23,279)	(59,724)	(69,712)
Extinguishment costs of long-term debt	—	—	(2,439)	—	(4,069)
Gain/(loss) on derivatives	10,159	4,678	(186)	19,744	(8,823)
Foreign exchange gain/(loss)	132	(67)	(13)	116	487
Other financial items	(319)	(287)	(228)	(897)	(845)
Income before tax	42,868	44,863	16,836	107,265	53,332
Income tax expense	(36)	(12)	(18)	(71)	(67)
Net income	42,832	44,851	16,818	107,194	53,265

Earnings per share:
Basic	0.79	0.83	0.31	1.98	0.98
Diluted	0.79	0.83	0.31	1.98	0.98

Unaudited Interim Financial Information Condensed Consolidated Statements of Comprehensive Income
(figures in thousands of $)

	Three months ended			Nine months ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2026	2026	2025	2026	2025
Net income for the period	42,832	44,851	16,818	107,194	53,265
Total other comprehensive income/(loss)	—	—	—	—	—
Total comprehensive income	42,832	44,851	16,818	107,194	53,265

10	Flex LNG Ltd. Third Quarter Results 2026

Unaudited Interim Financial Information Condensed Consolidated Interim Balance Sheets
(figures in thousands of $, except per share data)
	September 30,	June 30,	December 31,
	2026	2026	2025
ASSETS
Current assets
Cash and cash equivalents	370,775	397,382	447,632
Restricted cash	—	—	65
Inventory	10,941	7,473	9,004
Other current assets	59,481	50,105	46,234
Receivables due from related parties	326	490	340
Total current assets	441,523	455,450	503,275

Non-current assets
Derivative instruments	30,073	22,343	18,054
Other non-current assets	—	7,466	—
Vessels and equipment, net	2,057,948	2,077,135	2,102,495
Total non-current assets	2,088,021	2,106,944	2,120,549
Total Assets	2,529,544	2,562,394	2,623,824

EQUITY AND LIABILITIES
Current liabilities
Current portion of long-term debt	110,792	110,820	109,629
Derivative instruments	—	—	604
Payables due to related parties	1,536	1,191	673
Accounts payable	7,128	6,118	10,508
Other current liabilities	49,674	51,470	44,412
Total current liabilities	169,130	169,599	165,826

Non-current liabilities
Long-term debt	1,655,432	1,682,848	1,738,578
Other non-current liabilities	238	7,466	163
Total non-current liabilities	1,655,670	1,690,314	1,738,741
Total Liabilities	1,824,800	1,859,913	1,904,567

Equity
Share capital (September 30, 2026, June 30, 2026 and December 31, 2025: 54,520,325 shares issued, par value $0.01 per share)	545	545	545
Treasury shares at cost (September 30, 2026, June 30, 2026 and December 31, 2025: 427,949)	(4,180)	(4,180)	(4,180)
Additional paid in capital	704,300	704,300	704,300
Contributed Surplus	99,561	140,130	221,268
Accumulated deficit	(95,482)	(138,314)	(202,676)
Total equity	704,744	702,481	719,257
Total Equity and Liabilities	2,529,544	2,562,394	2,623,824

11	Flex LNG Ltd. Third Quarter Results 2026

Unaudited Interim Financial Information Condensed Consolidated Interim Statements of Cash Flows
(figures in thousands of $)
	Three months ended			Nine months ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2026	2026	2025	2026	2025

OPERATING ACTIVITIES
Net income	42,832	44,851	16,818	107,194	53,265
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	20,167	19,797	19,439	59,218	56,980
Extinguishment costs of long-term debt	—	—	2,439	—	4,069
Amortization of debt issuance costs	546	552	517	1,638	1,736
Equity settled share-based payments	—	—	—	—	76
Foreign exchange (gain)/loss	(132)	67	13	(116)	(487)
Change in fair value of derivative instruments	(7,730)	(2,382)	4,252	(12,623)	20,924
Drydocking expenditure	(980)	(5,033)	(8,189)	(14,671)	(21,693)
Other	—	—	(6)	—	7
Changes in operating assets and liabilities, net:
Inventory	(3,468)	(1,156)	(2,979)	(1,937)	(2,960)
Other current assets	(9,376)	23,372	(1,625)	(13,247)	(21,882)
Other non-current assets	7,466	(4,439)	3,487	—	—
Receivables due from related parties	164	163	357	14	528
Payables due to related parties	345	319	315	863	618
Accounts payable	1,010	(1,385)	6,773	(3,380)	7,236
Other current liabilities	(1,796)	(2,376)	(965)	5,262	5,804
Other non-current liabilities	(7,228)	4,439	(3,408)	75	85
Net cash provided by operating activities	41,820	76,789	37,238	128,290	104,307

INVESTING ACTIVITIES
Net cash used in investing activities	—	—	—	—	—

FINANCING ACTIVITIES
Repayment of long-term debt	(27,990)	(27,839)	(24,109)	(83,504)	(78,397)
Proceeds from revolving credit facilities	353,675	353,675	388,675	1,101,025	1,236,025
Repayment of revolving credit facilities	(353,675)	(353,675)	(388,675)	(1,101,025)	(1,236,025)
Prepayment of long-term debt	—	—	(257,902)	—	(387,514)
Proceeds from long-term debt	—	—	355,000	—	530,000
Extinguishment costs paid on long-term debt	—	—	(648)	—	(1,296)
Financing costs	—	—	(2,936)	(117)	(4,288)
Dividends paid	(40,569)	(40,569)	(40,566)	(121,707)	(121,698)
Net cash (used in)/provided by financing activities	(68,559)	(68,408)	28,840	(205,328)	(63,193)

Effect of exchange rate changes on cash	132	(67)	(13)	116	484
Net (decrease)/increase in cash, cash equivalents and restricted cash	(26,607)	8,314	66,065	(76,923)	41,599

Cash, cash equivalents and restricted cash at the beginning of the period	397,382	389,068	412,737	447,697	437,203
Cash, cash equivalents and restricted cash at the end of the period	370,775	397,382	478,802	370,775	478,802

12	Flex LNG Ltd. Third Quarter Results 2026

Unaudited Interim Financial Information Condensed Consolidated Interim Statement of Changes in Equity
(figures in thousands of $, except per share data)

For the nine months ended September 30, 2026:

	Number of Shares Outstanding	Share Capital	Treasury Shares	Additional Paid in Capital	Contributed Surplus	Accumulated Deficit	Total Equity

At January 1, 2026	54,092,376	545	(4,180)	704,300	221,268	(202,676)	719,257
Net income	—	—	—	—	—	19,511	19,511
Dividends paid	—	—	—	—	(40,569)	—	(40,569)
At March 31, 2026	54,092,376	545	(4,180)	704,300	180,699	(183,165)	698,199
Net income	—	—	—	—	—	44,851	44,851
Dividends paid	—	—	—	—	(40,569)	—	(40,569)
At June 30, 2026	54,092,376	545	(4,180)	704,300	140,130	(138,314)	702,481
Net income	—	—	—	—	—	42,832	42,832
Dividends paid	—	—	—	—	(40,569)	—	(40,569)
At September 30, 2026	54,092,376	545	(4,180)	704,300	99,561	(95,482)	704,744

For the nine months ended September 30, 2025:

	Number of Shares Outstanding	Share Capital	Treasury Shares	Additional Paid in Capital	Contributed Surplus	Accumulated Deficit	Total Equity

At January 1, 2025	54,087,768	545	(4,224)	904,268	183,535	(277,491)	806,633
Equity settled share-based payments	—	—	—	53	—	—	53
Net income	—	—	—	—	—	18,728	18,728
Dividends paid	—	—	—	—	(40,566)	—	(40,566)
At March 31, 2025	54,087,768	545	(4,224)	904,321	142,969	(258,763)	784,848
Transfer to contributed surplus	—	—	—	(200,000)	200,000	—	—
Equity settled share-based payments	—	—	—	23	—	—	23
Net income	—	—	—	—	—	17,719	17,719
Dividends paid	—	—	—	—	(40,566)	—	(40,566)
At June 30, 2025	54,087,768	545	(4,224)	704,344	302,403	(241,044)	762,024
Net income	—	—	—	—	—	16,818	16,818
Dividends paid	—	—	—	—	(40,566)	—	(40,566)
At September 30, 2025	54,087,768	545	(4,224)	704,344	261,837	(224,226)	738,276

13	Flex LNG Ltd. Third Quarter Results 2026

APPENDIX A - Supplemental Financial Information

(A) Vessels and equipment, net
Movements in the nine months ended September 30, 2026 for vessels and equipment, net are summarized as follows:

(figures in thousands of $)

	Vessels and equipment	Drydocks	Total

Cost
At January 1, 2026	2,467,470	65,509	2,532,979
Additions	—	14,671	14,671
Disposals	—	(7,500)	(7,500)
At September 30, 2026	2,467,470	72,680	2,540,150

Accumulated depreciation
At January 1, 2026	(406,998)	(23,486)	(430,484)
Charge	(49,158)	(10,060)	(59,218)
Disposals	—	7,500	7,500
At September 30, 2026	(456,156)	(26,046)	(482,202)

Net book value
At January 1, 2026	2,060,472	42,023	2,102,495
At September 30, 2026	2,011,314	46,634	2,057,948

(B) Capital commitments

As of September 30, 2026, the Company's only capital commitments relate to long-term debt obligations, summarized as follows:

(figures in thousands of $)
	Sale and leaseback	Period repayment	Balloon repayment	Total
1 year	52,542	60,695	—	113,237
2 years	45,968	69,553	—	115,521
3 years	47,522	57,001	290,154	394,677
4 years	49,161	42,885	180,000	272,046
5 years	50,887	31,408	—	82,295
Thereafter	503,752	295,575	—	799,327
Total	749,832	557,117	470,154	1,777,104

Sale and leasebacks are classified as financing arrangements, and include loan amortization and the final amounts payable in connection with repurchase obligations payable at the end of their respective charters.

14	Flex LNG Ltd. Third Quarter Results 2026

(C) Long-term debt

As of September 30, 2026, the Company's long-term debt obligations, net of debt issuance costs, are summarized as follows:

(figures in thousands of $)
Facility Name	Type	Maturity Date	Current portion	Non-current portion	Total
Flex Enterprise $150 Million Facility(1)	Term and revolving	June, 2029	9,762	100,780	110,542
$290 Million Facility	Term and revolving	March, 2029	14,321	224,313	238,634
$270 Million Facility	Term and revolving	February, 2030	15,580	225,175	240,755
$330 Million Sale and Leaseback(2)	Sale and leaseback	February, 2035	16,718	247,654	264,372
Flex Volunteer Sale and Leaseback	Sale and leaseback	December, 2031	7,861	116,528	124,388
Flex Rainbow Sale and Leaseback	Sale and leaseback	February, 2033	9,714	137,314	147,027
Flex Endeavour Sale and Leaseback	Sale and leaseback	June, 2034	8,522	134,519	143,042
Flex Courageous Sale and Leaseback	Sale and leaseback	July, 2035	9,207	154,117	163,324
Flex Resolute Sale and Leaseback	Sale and leaseback	November, 2035	9,257	156,353	165,611
Flex Constellation $180 Million Facility	Term	March, 2041	9,849	158,681	168,531
			110,792	1,655,432	1,766,224
(1) In November 2026, the Company gave notice of prepayment of the Flex Enterprise $150 Million Facility, in conjunction with the planned refinancing of the vessel, Flex Enterprise.
(2) In October 2026, we signed an amendment to the $330 Million Sale and Leaseback for Flex Artemis and Flex Amber, including a lower margin and an extended repayment profile.

(D) Derivative Instruments

Our interest rate swap contracts as of September 30, 2026, of which none are designated as hedging instruments, are summarized as follows:

(figures in thousands of $)	Notional principal	Weighted Average Duration	Weighted Average Fixed Interest Rate	Interest Rate Benchmark
Receiving floating, pay fixed	775,000	2.0 years	2.46%	SOFR

Movements in the nine months ended September 30, 2026 for the derivative instrument assets and liabilities are summarized as follows:

(figures in thousands of $)

	Derivative Instrument Asset	Derivative Instrument Liability	Total
At January 1, 2026	18,054	(604)	17,450
Change in fair value of derivative instruments	12,019	604	12,623
At September 30, 2026	30,073	—	30,073
Gain/(Loss) on derivatives as recorded on the Company's unaudited condensed consolidated statements of operations is summarized as follows:

(figures in thousands of $)
	Three months ended			Nine months ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2026	2026	2025	2026	2025
Change in fair value of derivative instruments	7,730	2,382	(4,252)	12,623	(20,924)
Realized gain on derivative instruments	2,429	2,296	4,066	7,121	12,101
Gain/(Loss) on derivatives	10,159	4,678	(186)	19,744	(8,823)

15	Flex LNG Ltd. Third Quarter Results 2026

(E) Share-based compensation

In the three months ended September 30, 2026, 53,707 synthetic share options, under the June 2025 Tranche were exercised by top management and key personnel and settled in cash by the Company. As of September 30, 2026, the Company had 351,060 outstanding non-vested synthetic share options and 2,438 outstanding vested synthetic share options (December 31, 2025: 182,805 non-vested options and nil vested options), with a weighted average adjusted strike price4 of $26.19 per share for the non-vested options and $20.00 per share for the vested options (December 31, 2025: $22.25 per share for the non-vested options).

APPENDIX B - Reconciliation of Non-GAAP Measures

In this appendix we present additional information and measures intended to supplement investors’ understanding of our operating performance, by providing information regarding our ongoing performance that exclude items we believe do not directly affect our core operations and enhancing the comparability of our ongoing performance across periods. These measures are not items recognized by U.S. GAAP, and should not be considered in isolation or used as alternatives to our operating performance or liquidity calculated in accordance with U.S. GAAP. Our management considers these measures to be useful to investors, because such performance measures provide information regarding the profitability of our core operations and facilitate comparison of our operating performance to that of our peers. Additionally, management uses these measures when reviewing the Company’s operating performance. While we believe these measures are useful to investors, the definitions used by us may not be comparable to similar measures used by other companies.

(A) Reconciliation of Net Income to EBITDA and Adjusted EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization)

EBITDA is defined as net income plus net interest expense, write-off of debt issuance costs, income tax expense / (benefit) and depreciation and amortization. Adjusted EBITDA represents EBITDA adjusted to exclude the items set forth in the table below, which represent items that we believe are not indicative of the ongoing performance of our core operations. EBITDA and Adjusted EBITDA are used by analysts in the shipping industry as common performance measures to compare results across peers.
The table below reconciles net income, the most directly comparable U.S. GAAP measure, to EBITDA and Adjusted EBITDA.
4 Adjusted strike price refers to the fact that the strike price of each option is adjusted for dividends paid since the grant date of the option in line with the Company's synthetic share option scheme.

16	Flex LNG Ltd. Third Quarter Results 2026

(Unaudited figures in thousands of $)	Three months ended			Nine months ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2026	2026	2025	2026	2025
Net income	42,832	44,851	16,818	107,194	53,265
Interest income	(689)	(665)	(975)	(2,134)	(3,107)
Interest expense	20,018	19,594	23,279	59,724	69,712
Write-off of unamortized debt issuance costs	—	—	1,791	—	2,773
Income tax expense	36	12	18	71	67
Depreciation	20,167	19,797	19,439	59,218	56,980
EBITDA	82,364	83,589	60,370	224,073	179,690
Extinguishment costs paid on long-term debt	—	—	648	—	1,296
(Gain)/loss on derivatives	(10,159)	(4,678)	186	(19,744)	8,823
Foreign exchange (gain)/loss	(132)	67	13	(116)	(487)
Adjusted EBITDA	72,073	78,978	61,217	204,213	189,322

(B) Reconciliation of Net Income to Adjusted Net Income and Adjusted Earnings Per Share

Adjusted net income represents earnings before write-off and accelerated amortization of unamortized loan fees, fees in relation to the extinguishment of long-term debt, foreign exchange gains/losses and change in assets/liabilities of derivative instruments. Adjusted Earnings Per Share ("EPS") represents earnings attributable to shareholders of the Company adjusted for the above items, divided by the weighted average number of shares outstanding. We believe that adjusted net income and adjusted EPS assist our management and investors in (i) understanding and analyzing the results of our operating and business performance, (ii) selecting between investing in us and other investment alternatives and (iii) monitoring our ongoing financial and operational strength in assessing whether to purchase and/or to continue to hold our common shares.

(Unaudited figures in thousands of $, except per share data)	Three months ended			Nine months ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2026	2026	2025	2026	2025
Net income	42,832	44,851	16,818	107,194	53,265
Extinguishment costs of long-term debt	—	—	2,439	—	4,069
Change in assets/liabilities of derivative instruments	(7,730)	(2,382)	4,252	(12,623)	20,924
Foreign exchange (gain)/loss	(132)	67	13	(116)	(487)
Adjusted net income	34,970	42,536	23,522	94,455	77,771

Weighted average number of ordinary shares	54,092,376	54,092,376	54,087,768	54,092,376	54,087,768
Denominator for diluted earnings per share	54,092,376	54,092,376	54,095,710	54,092,376	54,096,236

Adjusted basic earnings per share	0.65	0.79	0.43	1.75	1.44
Adjusted diluted earnings per share	0.65	0.79	0.43	1.75	1.44

17	Flex LNG Ltd. Third Quarter Results 2026

(C) Reconciliation of Total Operating Revenues to Time Charter Equivalent Income and Time Charter Equivalent Rate

Time charter equivalent rate ("TCE rate") represents the weighted average daily TCE income of our entire operating fleet. TCE rate is a measure of the average daily income performance. Our method of calculating TCE rate is determined by dividing TCE income by onhire days during a reporting period. We define TCE income as vessel operating revenues less voyage expenses. Onhire days are calculated on a vessel by vessel basis and represent the net of available days and offhire days for each vessel (owned or chartered in) in our possession during a reporting period. Available days for a vessel during a reporting period is the number of days the vessel (owned or chartered in) is in our possession during the period. Offhire days for a vessel during a reporting period is the number of days the vessel is in our possession during the period but is not operational as a result of unscheduled repairs, scheduled drydockings or special or intermediate surveys and lay-ups, if any.
The table below reconciles Vessel operating revenues, the most directly comparable U.S. GAAP measure, to Time Charter Equivalent income.

(Unaudited figures in thousands of $, except for fleet onhire days and TCE rate)	Three months ended			Nine months ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2026	2026	2025	2026	2025
Vessel operating revenues	97,381	106,799	85,680	284,637	260,100
Less:
Voyage expenses	(3,047)	(6,394)	(3,654)	(15,227)	(8,610)
Time charter equivalent income	94,334	100,405	82,026	269,410	251,490
Fleet onhire days	1,196	1,166	1,157	3,498	3,479
Time charter equivalent rate	78,875	86,119	70,921	77,020	72,281

(D) Reconciliation of Vessel operating expenses to Operating Expenses per day

Operating Expenses ("Opex") per day represents the weighted average daily vessel operating expenses of our entire operating fleet. Opex per day is a measure of the average daily operating performance. Our method of calculating Opex per day is determined by dividing vessel operating expenses by the available days during a reporting period. Available days for a vessel during a reporting period is the number of days the vessel (owned or chartered in) is in our possession during the period. Consistent with general practice in the shipping industry, we use Opex per day as a measure to compare the relative performance of the Company's technical performance with other industry peers.
The table below reconciles Vessel Operating Expenses to Opex per day.

(Unaudited figures in thousands of $, except for opex per day and available days)	Three months ended			Nine months ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2026	2026	2025	2026	2025
Vessel operating expenses	(19,455)	(19,236)	(18,756)	(57,356)	(55,044)

Available days	1,196	1,183	1,196	3,549	3,549
Opex per day	(16,267)	(16,260)	(15,682)	(16,161)	(15,510)

18	Flex LNG Ltd. Third Quarter Results 2026